UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica announces information about exit plans and signing of Collective Agreements.	2

TELEFÓNICA, S.A. ("Telefónica"), in accordance with the provisions of stock market legislation, communicates the following:
OTHER RELEVANT INFORMATION

Within the framework of Telefónica Group’s Transform & Grow Plan 2026–2030, and with the aim of moving towards a more digital, flexible Group and prepared for future challenges in a highly competitive and deeply transforming environment, Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U., Telefónica Soluciones de Informática y Comunicación de España, S.A.U. (hereinafter, collectively referred to as Telefónica España), Telefónica Audiovisual Digital, S.L.U., (hereinafter, referred to as Movistar Plus+), Telefónica Global Solutions, S.L.U, Telefónica Innovación Digital, S.L.U. and Telefónica, S.A. (hereinafter, collectively referred to as Corporate Units) together with the most representative Trade Union Organisations, have reached various agreements regarding collective bargaining, aligned with the strategy of the aforementioned Telefónica Group Plan.

Regarding Collective Bargaining Agreements, both Telefónica España and the Corporate Units have reached an agreement to sign the extension of their respective Collective Bargaining Agreements, and Movistar Plus+ has agreed to sign its new Collective Bargaining Agreement. In all cases, the Agreements will remain in force until 31 December 2030.

Furthermore, an agreement has been reached with the most representative Trade Union Organisations and for the indicated scope, to implement exit plans estimated at around 5,500 employees. The conditions for adherence will be set out in each of the plans, and all employees who meet the requirements established in each of them may adhere.

These agreements will enable, among other aspects, to continue focus on retaining and attracting the best talent, invest in the development of distinctive workforce capabilities, and consolidating new, more flexible and digital ways of working, based on autonomy, individual responsibility, and contribution to results. In parallel, actions are being pursued to simplify the operating model.

The present value of estimated costs of the exit plans across all affected companies amounts to a total provision of approximately 2,500 million euros, before taxes. For Telefónica España and Movistar Plus+ the provision will be of approximately 2,300 million euros and approximately 200 million euros for the Corporate Units.

Average annual savings in direct costs for the Group are estimated at around 600 million euros from 2028 onwards. On a detailed breakdown, annual savings are expected to be approximately 500 million euros in Telefónica España and Movistar Plus+, and approximately 60 million euros in Corporate Units. In any case, the impact on cash generation will be positive from 2026, as will the capture of savings, given that employee exits are expected to begin as early as the first quarter of 2026.

In Madrid, on 22 December 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 22, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors